UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2023 AND 2022

Address: No. 3 Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, “the Company”) as of June 30, 2023 and 2022, the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2023 and 2022 and consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2023 and 2022, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”).  Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standard on Review Engagements 2410, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing of the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2023 and 2022, and its consolidated financial performance for the three-month and six-month periods ended June 30, 2023 and 2022, and its consolidated cash flows for the six-month periods ended June 30, 2023 and 2022, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$28,822 million and NT$24,970 million, which represented 5.21% and 5.00% of the total consolidated assets as of June 30, 2023 and 2022, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$396 million, NT$(2,208) million, NT$3,542 million and NT$(4,166) million, which represented 2.14%, (8.63%), 9.42% and (8.46%) of the consolidated income from continuing operations before income tax for the three-month and six-month periods ended June 30, 2023 and 2022, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures in the amount of NT$(76) million, NT$(82) million, NT$(18) million and NT$14 million, which represented (0.49%), (0.46%), (0.05%) and 0.04% of the consolidated total comprehensive income (loss) for the three-month and six-month periods ended June 30, 2023 and 2022, respectively, are based solely on the reports of other independent auditors.

/s/ Yang, Yu-Ni

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

July 26, 2023

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or Standards on Auditing of the Republic of China, and their applications in practice.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2023, December 31, 2022 and June 30, 2022
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	June 30, 2023	December 31, 2022	June 30, 2022
Current assets
Cash and cash equivalents	4, 6(1)	$163,096,892	$173,818,777	$183,723,273
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	592,787	705,918	704,464
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	4,343,483	3,213,057	3,236,538
Financial assets measured at amortized cost, current	4, 6(4)	196,452	861,817	2,824,309
Contract assets, current	4, 6(21)	412,650	373,318	393,337
Accounts receivable, net	4, 6(5)	30,102,699	36,444,510	42,127,455
Accounts receivable-related parties, net	4, 7	514,839	530,577	756,589
Other receivables	4	2,415,968	1,807,999	1,120,961
Current tax assets	4	55,538	40,256	11,579
Inventories, net	4, 5, 6(6)	34,552,722	31,069,960	27,340,727
Prepayments		1,950,450	2,783,945	2,657,301
Other current assets	6(21)	798,277	720,904	881,660
Total current assets		239,032,757	252,371,038	265,778,193

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2)	16,838,611	17,784,651	19,709,785
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	13,670,744	11,976,543	11,903,762
Financial assets measured at amortized cost, noncurrent	4, 6(4)	7,491	7,491	8,786
Investments accounted for under the equity method	4, 6(7), 7	39,937,753	35,086,289	34,750,597
Property, plant and equipment	4, 6(8), 8	198,618,079	170,982,066	134,242,523
Right-of-use assets	4, 6(9), 8	7,286,864	7,611,991	7,899,812
Intangible assets	4, 6(10), 7	3,713,150	4,275,200	4,116,844
Deferred tax assets	4	5,139,501	5,051,369	5,114,686
Prepayment for equipment		20,712,111	19,439,559	9,779,912
Refundable deposits	8	2,729,901	2,749,691	2,739,947
Other noncurrent assets-others		5,508,702	5,716,204	3,709,295
Total non-current assets		314,162,907	280,681,054	233,975,949

Total assets		$553,195,664	$533,052,092	$499,754,142

(continued)

4

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2023, December 31, 2022 and June 30, 2022
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	June 30, 2023	December 31, 2022	June 30, 2022
Current liabilities
Short-term loans	6(11), 6(28)	$170,000	$-	$624,208
Financial liabilities at fair value through profit or loss, current	4, 6(12)	661,159	438,397	422,830
Contract liabilities, current	4, 6(21)	3,003,162	3,546,815	4,592,148
Accounts payable		8,830,982	8,982,418	9,949,243
Other payables	4, 6(20), 6(22), 7	30,338,752	31,279,208	65,598,270
Payables on equipment		13,011,520	18,632,245	11,598,684
Dividends payable	6(19)	45,017,096	-	-
Current tax liabilities	4	5,072,910	15,407,351	7,760,514
Lease liabilities, current	4, 6(9), 6(28)	530,271	537,314	506,580
Other financial liabilities, current	6(28), 9(6)	20,924,640	17,226,490	13,012,249
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	11,422,124	7,586,644	12,592,959
Other current liabilities	4, 6(16), 6(17), 6(28), 7	3,995,687	4,928,283	5,155,891
Total current liabilities		142,978,303	108,565,165	131,813,576

Non-current liabilities
Contract liabilities, noncurrent	4, 6(21)	436,520	438,188	548,729
Bonds payable	4, 6(13), 6(28)	17,987,544	23,083,096	23,080,240
Long-term loans	6(14), 6(28)	18,074,477	16,794,289	22,619,095
Deferred tax liabilities	4	3,869,637	3,372,512	2,108,575
Lease liabilities, noncurrent	4, 6(9), 6(28)	5,038,077	5,199,781	5,345,546
Net defined benefit liabilities, noncurrent	4	2,630,342	2,869,402	3,198,580
Guarantee deposits	6(28)	32,627,270	30,518,585	15,960,319
Other noncurrent liabilities-others	4, 6(16), 6(18), 6(20), 6(28), 9(6)	2,665,449	6,760,135	11,831,904
Total non-current liabilities		83,329,316	89,035,988	84,692,988

Total liabilities		226,307,619	197,601,153	216,506,564

Equity attributable to the parent company
Capital	4, 6(19)
Common stock		125,031,392	125,047,490	124,821,235
Additional paid-in capital	4, 6(19), 6(20)
Premiums		3,233,153	3,215,160	2,443,428
Treasury stock transactions		4,531,955	4,531,955	4,531,955
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		466,457	466,457	466,457
Recognition of changes in subsidiaries’ ownership		-	-	1,366
Share of changes in net assets of associates and joint ventures accounted for using equity method		367,717	196,359	169,933
Restricted stock for employees		2,249,411	2,221,709	2,249,369
Other		2,807,658	1,746,193	537,613
Retained earnings	6(19)
Legal reserve		30,472,125	21,566,986	21,566,986
Special reserve		2,734,058	4,914,214	4,914,214
Unappropriated earnings		155,567,923	175,765,824	129,874,300
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		(7,720,833)	(6,516,198)	(11,446,747)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		8,056,672	3,782,141	4,205,954
Unearned employee compensation		(1,252,492)	(1,831,030)	(1,453,731)
Total equity attributable to the parent company		326,545,196	335,107,260	282,882,332

Non-controlling interests	6(19)	342,849	343,679	365,246
Total equity		326,888,045	335,450,939	283,247,578

Total liabilities and equity		$553,195,664	$533,052,092	$499,754,142

The accompanying notes are an integral part of the consolidated financial statements.

5

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and six-month periods ended June 30, 2023 and 2022
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Notes	2023	2022	2023	2022
Operating revenues	4, 6(21), 7	$56,296,408	$72,055,140	$110,505,855	$135,477,960
Operating costs	4, 6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(36,044,256)	(38,582,963)	(71,029,263)	(74,501,453)
Gross profit		20,252,152	33,472,177	39,476,592	60,976,507
Operating expenses	4, 6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(716,305)	(915,110)	(1,666,618)	(2,169,658)
General and administrative expenses		(1,714,722)	(2,579,376)	(3,816,920)	(4,806,315)
Research and development expenses		(3,317,365)	(3,209,359)	(6,083,972)	(6,242,298)
Expected credit impairment gains (losses)		30,235	(2,683)	68,821	(1,738)
Subtotal		(5,718,157)	(6,706,528)	(11,498,689)	(13,220,009)
Net other operating income and expenses	4, 6(16), 6(23)	1,140,748	1,398,355	2,177,538	2,741,693
Operating income		15,674,743	28,164,004	30,155,441	50,498,191
Non-operating income and expenses
Interest income	4	1,288,293	285,710	2,518,012	454,680
Other income	4	632,042	190,952	645,987	207,582
Other gains and losses	4, 6(24)	(284,708)	(1,918,086)	457,458	646,084
Finance costs	6(24)	(349,439)	(479,080)	(696,689)	(982,970)
Share of profit or loss of associates and joint ventures	4, 6(7)	726,057	(2,026,536)	3,974,111	(3,884,968)
Exchange gain, net	4	798,508	1,360,550	559,627	2,286,789
Subtotal		2,810,753	(2,586,490)	7,458,506	(1,272,803)
Income from continuing operations before income tax		18,485,496	25,577,514	37,613,947	49,225,388
Income tax expense	4, 6(26)	(2,588,823)	(4,087,070)	(5,332,727)	(7,669,321)
Net income		15,896,673	21,490,444	32,281,220	41,556,067
Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4	(249,207)	(3,028,920)	2,824,626	(4,695,365)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		128,818	(1,920,356)	1,472,382	(2,653,516)
Income tax related to items that will not be reclassified subsequently	4, 6(26)	(11,938)	(106,175)	(5,065)	(161,295)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(317,318)	1,359,271	(1,505,002)	5,132,703
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		(85,876)	(20,376)	(78,908)	112,691
Income tax related to items that may be reclassified subsequently	4, 6(26)	297,720	(32,657)	379,253	(62,547)
Total other comprehensive income (loss)		(237,801)	(3,749,213)	3,087,286	(2,327,329)
Total comprehensive income (loss)		$15,658,872	$17,741,231	$35,368,506	$39,228,738

Net income (loss) attributable to:
Shareholders of the parent		$15,640,917	$21,326,816	$31,823,919	$41,134,351
Non-controlling interests		255,756	163,628	457,301	421,716
		$15,896,673	$21,490,444	$32,281,220	$41,556,067

Comprehensive income (loss) attributable to:
Shareholders of the parent		$15,403,135	$17,577,588	$34,911,227	$38,806,975
Non-controlling interests		255,737	163,643	457,279	421,763
		$15,658,872	$17,741,231	$35,368,506	$39,228,738

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		$1.27	$1.74	$2.58	$3.35
Earnings per share-diluted		$1.25	$1.70	$2.53	$3.27

The accompanying notes are an integral part of the consolidated financial statements.

6

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six-month periods ended June 30, 2023 and 2022
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings			Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Total	Non- Controlling Interests	Total Equity
Adjusted balance as of January 1, 2022	6(19)	$124,832,476	$47,898,093	$15,734,416	$8,164,648	$91,322,882	$(16,629,547)	$11,715,333	$(2,212,441)	$280,825,860	$157,092	$280,982,952
Appropriation and distribution of 2021 retained earnings	6(19)
Legal reserve		-	-	5,832,570	-	(5,832,570)	-	-	-	-	-	-
Special reserve reversed		-	-	-	(3,250,434)	3,250,434	-	-	-	-	-	-
Cash distributed from additional paid-in capital	6(19)	-	(37,446,370)	-	-	-	-	-	-	(37,446,370)	-	(37,446,370)
Net income in the first half of 2022	6(19)	-	-	-	-	41,134,351	-	-	-	41,134,351	421,716	41,556,067
Other comprehensive income (loss) in the first half of 2022	6(19), 6(25)	-	-	-	-	-	5,182,800	(7,510,176)	-	(2,327,376)	47	(2,327,329)
Total comprehensive income (loss)		-	-	-	-	41,134,351	5,182,800	(7,510,176)	-	38,806,975	421,763	39,228,738
Share-based payment transaction	4, 6(20)	(11,241)	11,241	-	-	-	-	-	758,710	758,710	-	758,710
Share of changes in net asets of associates and joint ventures accounted for using equity method		-	82,044	-	-	(797)	-	797	-	82,044	-	82,044
Changes in subsidiaries’ ownership	4, 6(19)	-	1,366	-	-	-	-	-	-	1,366	(1,366)	-
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	5,356	5,356
Others	6(19)	-	(146,253)	-	-	-	-	-	-	(146,253)	(217,599)	(363,852)
Balance as of June 30, 2022	6(19)	$124,821,235	$10,400,121	$21,566,986	$4,914,214	$129,874,300	$(11,446,747)	$4,205,954	$(1,453,731)	$282,882,332	$365,246	$283,247,578

Balance as of January 1, 2023	6(19)	$125,047,490	$12,377,833	$21,566,986	$4,914,214	$175,765,824	$(6,516,198)	$3,782,141	$(1,831,030)	$335,107,260	$343,679	$335,450,939
Appropriation and distribution of 2022 retained earnings	6(19)
Legal reserve		-	-	8,905,139	-	(8,905,139)	-	-	-	-	-	-
Special reserve reversed		-	-	-	(2,180,156)	2,180,156	-	-	-	-	-	-
Cash dividends		-	-	-	-	(45,017,096)	-	-	-	(45,017,096)	-	(45,017,096)
Net income in the first half of 2023	6(19)	-	-	-	-	31,823,919	-	-	-	31,823,919	457,301	32,281,220
Other comprehensive income (loss) in the first half of 2023	6(19), 6(25)	-	-	-	-	-	(1,204,635)	4,291,943	-	3,087,308	(22)	3,087,286
Total comprehensive income (loss)		-	-	-	-	31,823,919	(1,204,635)	4,291,943	-	34,911,227	457,279	35,368,506
Share-based payment transaction	4, 6(20)	(16,098)	45,695	-	-	(4,221)	-	-	578,538	603,914	4,221	608,135
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	54,094	-	-	17,468	-	(17,468)	-	54,094	-	54,094
Disposal of investments accounted for under the equity method		-	117,264	-	-	(56)	-	56	-	117,264	-	117,264
Changes in subsidiaries’ ownership	4, 6(19)	-	-	-	-	(292,932)	-	-	-	(292,932)	(20)	(292,952)
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	1,356	1,356
Others	6(19)	-	1,061,465	-	-	-	-	-	-	1,061,465	(463,666)	597,799
Balance as of June 30, 2023	6(19)	$125,031,392	$13,656,351	$30,472,125	$2,734,058	$155,567,923	$(7,720,833)	$8,056,672	$(1,252,492)	$326,545,196	$342,849	$326,888,045

The accompanying notes are an integral part of the consolidated financial statements.

7

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2023 and 2022
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2023	2022
Cash flows from operating activities:
Net income before tax	$37,613,947	$49,225,388
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	18,508,261	21,035,687
Amortization	1,326,196	1,461,320
Expected credit impairment losses (gains)	(68,821)	1,738
Net gain of financial assets and liabilities at fair value through profit or loss	(390,204)	(577,886)
Interest expense	635,378	940,057
Interest income	(2,518,012)	(454,680)
Dividend income	(645,987)	(207,582)
Share-based payment	608,135	758,710
Share of loss (profit) of associates and joint ventures	(3,974,111)	3,884,968
Gain on disposal of property, plant and equipment	(135,110)	(335,590)
Gain on disposal of investments accounted for under the equity method	(19,620)	-
Loss on repurchases of bonds	-	136,393
Exchange loss on financial assets and liabilities	332,584	1,149,500
Loss (gain) on lease modification	175	(1,188)
Amortization of deferred government grants	(1,731,864)	(2,117,938)
Income and expense adjustments	11,927,000	25,673,509
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	1,461,196	(331,829)
Contract assets	(53,794)	(80,869)
Accounts receivable	6,047,612	(7,616,458)
Other receivables	248,053	(61,373)
Inventories	(3,786,158)	(4,165,517)
Prepayments	917,836	(2,027,453)
Contract fulfillment costs	(87,342)	(266,762)
Contract liabilities	(523,906)	940,775
Accounts payable	(40,150)	1,591,997
Other payables	(312,338)	6,294,813
Other current liabilities	11,502	51,260
Net defined benefit liabilities	(239,060)	(678,741)
Other noncurrent liabilities-others	19,838	62,423
Cash generated from operations	53,204,236	68,611,163
Interest received	2,488,006	429,407
Dividend received	303,758	640,331
Interest paid	(490,982)	(790,460)
Income tax paid	(14,780,991)	(3,681,540)
Net cash provided by operating activities	40,724,027	65,208,901

(continued)

8

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2023 and 2022
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2023	2022
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(593,505)	$(691,272)
Proceeds from disposal of financial assets at fair value through profit or loss	148,325	417,312
Acquisition of financial assets measured at amortized cost	(12,305)	(1,728,954)
Proceeds from redemption of financial assets measured at amortized cost	670,121	28,147,040
Proceeds from disposal of investments accounted for under the equity method	293,266	-
Proceeds from capital reduction of investments accounted for under the equity method	743,106	-
Acquisition of property, plant and equipment	(53,895,133)	(21,709,817)
Proceeds from disposal of property, plant and equipment	98,676	408,712
Increase in refundable deposits	(34,159)	(504,582)
Decrease in refundable deposits	59,304	141,388
Acquisition of intangible assets	(1,211,956)	(1,235,757)
Government grants related to assets acquisition	523,331	243
Increase in other noncurrent assets-others	(41,841)	(208,341)
Net cash provided by (used in) investing activities	(53,252,770)	3,035,972
Cash flows from financing activities:
Increase in short-term loans	220,000	80,000
Decrease in short-term loans	(50,000)	(1,428,841)
Redemption of bonds	-	(9,732,651)
Proceeds from long-term loans	4,049,980	709,521
Repayments of long-term loans	(3,766,013)	(11,588,154)
Increase in guarantee deposits	3,312,781	936,058
Decrease in guarantee deposits	(1,034,505)	(2,664)
Cash payments for the principal portion of the lease liability	(325,223)	(359,367)
Change in non-controlling interests	1,356	5,356
Others	(434)	(830)
Net cash provided by (used in) financing activities	2,407,942	(21,381,572)
Effect of exchange rate changes on cash and cash equivalents	(601,084)	4,237,841
Net increase (decrease) in cash and cash equivalents	(10,721,885)	51,101,142
Cash and cash equivalents at beginning of period	173,818,777	132,622,131
Cash and cash equivalents at end of period	$163,096,892	$183,723,273

The accompanying notes are an integral part of the consolidated financial statements.

9

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 14.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on July 26, 2023.

3.	NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)	The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (FSC) and become effective for annual periods beginning on or after January 1, 2023. There are no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)	Standards issued by International Accounting Standards Board (IASB) but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IAS 1 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IFRS 16 “Leases” - Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1 “Presentation of Financial Statements” - Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 12 “Income Taxes” - International Tax Reform-Pillar Two Model Rules	January 1, 2023
Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” - Supplier Finance Arrangements	January 1, 2024

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a.	Amendments to IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (IAS 28)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture. IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.

10

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

b.	IFRS 17 “Insurance Contracts” (IFRS 17)

IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects (including recognition, measurement, presentation and disclosure requirements). The core of IFRS 17 is the General (building block) Model, under this model, on initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfilment cash flows and the contractual service margin. The carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims.

Other than the General Model, the standard also provides a specific adaptation for contracts with direct participation features (the Variable Fee Approach) and a simplified approach (Premium Allocation Approach) mainly for short-duration contracts.

IFRS 17 was issued in May 2017 and it was amended in 2020 and 2021. The amendments include deferral of the date of initial application of IFRS 17 by two years to annual beginning on or after 1 January 2023 (from the original effective date of 1 January 2021); provide additional transition reliefs; simplify some requirements to reduce the costs of applying IFRS 17 and revise some requirements to make the results easier to explain. IFRS 17 replaces an interim Standard - IFRS 4 Insurance Contracts - from annual reporting periods beginning on or after 1 January 2023.

c.	Amendments to IAS 1 “Presentation of Financial Statements” (IAS 1) - Classification of Liabilities as Current or Non-current

These are the amendments to paragraphs 69-76 of IAS 1 presentation of financial statements and the amended paragraphs related to the classification of liabilities as current or non-current.

d.	Amendments to IFRS 16 “Leases” (IFRS 16) - Lease Liability in a Sale and Leaseback

The amendments add seller-lessee additional requirements for the sale and leaseback transactions in IFRS 16, thereby supporting the consistent application of the standard.

e.	Amendments to IAS 1 “Presentation of Financial Statements” - Non-current Liabilities with Covenants

The amendments improved the information companies provide about long-term debt with covenants. The amendments specify that covenants to be complied within twelve months after the reporting period do not affect the classification of debt as current or non-current at the end of the reporting period.

f.	Amendments to IAS 12 “Income Taxes” - International Tax Reform-Pillar Two Model Rules

The amendments introduced a temporary exception to the requirements to recognise and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes; and targeted disclosure requirements for affected entities. An entity is not required to disclose the information required for any interim period ending on or before 31 December 2023.

g.	Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” - Supplier Finance Arrangements

The amendments introduced additional information of supplier finance arrangements and added disclosure requirements for such arrangements.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) - (g) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

11

(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)	General Description of Reporting Entity

a.	Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2022. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2022.

b.	The consolidated entities are as follows:

As of June 30, 2023, December 31, 2022 and June 30, 2022

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2023	December 31, 2022	June 30, 2022
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	80.12	80.14	80.14
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	99.01	100.00	100.00
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00

12

EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	99.9985	99.9985
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	72.73	71.86	69.95

(4)	Other Significant Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2022. For the summary of significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2022.

5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the six-month period ended June 30, 2023 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2022. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2022.

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Cash on hand and petty cash	$6,162	$6,023	$5,745
Checking and savings accounts	49,961,305	42,422,443	48,017,282
Time deposits	102,913,898	125,467,386	124,668,929
Repurchase agreements collateralized by government bonds and corporate notes	10,215,527	5,922,925	11,031,317
Total	$163,096,892	$173,818,777	$183,723,273

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(2)	Financial Assets at Fair Value through Profit or Loss

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$9,272,036	$10,275,563	$11,990,723
Preferred stocks	2,609,561	2,939,939	2,795,271
Funds	5,042,756	5,044,702	5,306,476
Convertible bonds	351,645	230,365	321,703
Forward contracts	-	-	76
Others	155,400	-	-
Total	$17,431,398	$18,490,569	$20,414,249

Current	$592,787	$705,918	$704,464
Non-current	16,838,611	17,784,651	19,709,785
Total	$17,431,398	$18,490,569	$20,414,249

(3)	Financial Assets at Fair Value through Other Comprehensive Income

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Equity instruments
Common stocks	$17,846,300	$15,007,053	$14,963,163
Preferred stocks	167,927	182,547	177,137
Total	$18,014,227	$15,189,600	$15,140,300

Current	$4,343,483	$3,213,057	$3,236,538
Non-current	13,670,744	11,976,543	11,903,762
Total	$18,014,227	$15,189,600	$15,140,300

a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the three-month periods ended June 30,
	2023	2022
Held at end of period	$376,161	$-
Derecognized during the period	-	-
Total	$376,161	$-

	For the six-month periods ended June 30,
	2023	2022
Held at end of period	$376,161	$-
Derecognized during the period	-	-
Total	$376,161	$-

c.	UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

14

(4)	Financial assets measured at amortized cost

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Financial assets measured at amortized cost
Time deposits with original maturities over three months	$203,943	$849,308	$2,813,095
Bonds	-	20,000	20,000
Total	$203,943	$869,308	$2,833,095

Current	$196,452	$861,817	$2,824,309
Non-current	7,491	7,491	8,786
Total	$203,943	$869,308	$2,833,095

(5)	Accounts Receivable, Net

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Accounts receivable	$30,244,985	$36,653,611	$42,329,501
Less: loss allowance	(142,286)	(209,101)	(202,046)
Net	$30,102,699	$36,444,510	$42,127,455

Aging analysis of accounts receivable:

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Neither past due	$27,329,115	$30,545,437	$38,234,341
Past due:
≤ 30 days	2,141,467	5,303,765	3,378,097
31 to 60 days	78,337	130,408	92,512
61 to 90 days	91,685	3,247	2,699
91 to 120 days	897	7,886	11,182
≥ 121 days	603,484	662,868	610,670
Subtotal	2,915,870	6,108,174	4,095,160
Total	$30,244,985	$36,653,611	$42,329,501

Movement of loss allowance for accounts receivable:

	For the six-month periods ended June 30,
	2023	2022
Beginning balance	$209,101	$194,491
Net recognition (reversal) for the period	(66,815)	7,555
Ending balance	$142,286	$202,046

The collection periods for third party domestic sales and third party overseas sales were month-end 30 - 60 days and net 30 - 60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the six-month periods ended June 30, 2023 and 2022, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

15

(6)	Inventories, Net

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Raw materials	$9,583,625	$6,335,428	$4,051,438
Supplies and spare parts	6,531,097	7,161,216	6,492,865
Work in process	16,193,842	14,897,926	15,925,781
Finished goods	2,244,158	2,675,390	870,643
Total	$34,552,722	$31,069,960	$27,340,727

a.	For the three-month periods ended June 30, 2023 and 2022, the Company recognized NT$34,147 million and NT$36,949 million, respectively, in operating costs, of which NT$263 million was related to write-down of inventories and NT$66 million was related to reversal of write-down of inventories. For the six-month periods ended June 30, 2023 and 2022, the Company recognized NT$67,199 million and NT$71,320 million, respectively, in operating cost, of which NT$689 million was related to write-down of inventories and NT$395 million was related to reversal of write-down of inventories.

b.	None of the aforementioned inventories were pledged.

(7)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of
	June 30, 2023		December 31, 2022		June 30, 2022
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,875,560	13.78	$1,874,131	13.78	$1,824,503	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note B)	14,659,189	13.05	13,460,838	13.27	12,174,590	13.30
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note C)	-	45.44	-	45.44	-	45.44
UNITECH CAPITAL INC.	534,765	42.00	426,070	42.00	524,272	42.00
TRIKNIGHT CAPITAL CORPORATION (TRIKNIGHT) (Note D)	2,307,471	40.00	2,117,678	40.00	2,962,394	40.00
HSUN CHIEH CAPITAL CORP.	226,970	40.00	210,690	40.00	227,777	40.00
PURIUMFIL INC.	11,100	40.00	14,840	40.00	12,378	40.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note E)	11,320,382	36.49	9,530,916	36.49	9,308,442	36.49
YANN YUAN INVESTMENT CO., LTD.	8,804,920	26.78	7,299,414	26.78	7,544,303	26.78
UNITED LED CORPORATION HONG KONG LIMITED	92,540	25.14	97,156	25.14	102,098	25.14
VSENSE CO., LTD. (Note C)	-	23.98	-	23.98	-	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note F)	104,856	10.38	54,556	10.38	69,840	10.38
Total	$39,937,753		$35,086,289		$34,750,597

16

Note A:	Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B:	Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that the Company obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors. On January 6, 2023, UNIMICRON issued new shares to merge with SUBTRON TECHNOLOGY CO., LTD. (SUBTRON) through share conversion. The share conversion ratio was 1 common share of SUBTRON to exchange 0.219 common shares of UNIMICRON. The 23 million shares of SUBTRON held by the Company were exchanged to 5 million common shares newly issued by UNIMICRON.

Note C:	When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note D:	TRIKNIGHT executed the capital reduction and refunded NT$400 million based on the Company’s stockholding percentage in June 2023. The Company’s stockholding percentage remains unchanged.

Note E:	HSUN CHIEH executed the capital reduction and refunded NT$343 million based on the Company’s stockholding percentage in April 2023. The Company’s stockholding percentage remains unchanged.

Note F:	The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$16,535 million, NT$15,335 million and NT$13,999 million, as of June 30, 2023, December 31, 2022 and June 30, 2022, respectively. The fair value of these investments were NT$42,227 million, NT$28,416 million and NT$37,627 million as of June 30, 2023, December 31, 2022 and June 30, 2022, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$396 million, NT$(2,208) million, NT$3,542 million and NT$(4,166) million for the three-month and six-month periods ended June 30, 2023 and 2022, respectively. Share of other comprehensive income of these associates and joint ventures amounted to NT$(76) million, NT$(82) million, NT$(18) million and NT$14 million for the three-month and six-month periods ended June 30, 2023 and 2022, respectively. The balances of investments accounted for under the equity method were NT$28,822 million, NT$25,801 million and NT$24,970 million as of June 30, 2023, December 31, 2022 and June 30, 2022, respectively.

Although the Company is the largest shareholder of some associates; after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but owns significant influence over the aforementioned associates.

17

None of the aforementioned associates were pledged.

b.	Financial information of associates:

There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and six-month periods ended June 30, 2023 and 2022 were NT$16 million, NT$31 million, NT$11 million and NT$69 million, respectively, which were not included in the following table.

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the three-month periods ended June 30,
	2023	2022
Income (loss) from continuing operations	$726,057	$(2,026,536)
Other comprehensive income (loss)	27,192	(1,971,579)
Total comprehensive income (loss)	$753,249	$(3,998,115)

	For the six-month periods ended June 30,
	2023	2022
Income (loss) from continuing operations	$3,974,111	$(3,884,968)
Other comprehensive income (loss)	1,384,249	(2,609,983)
Total comprehensive income (loss)	$5,358,360	$(6,494,951)

c.	One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of June 30, 2023, December 31, 2022 and June 30, 2022, respectively. Another associate, YANN YUAN INVESTMENT CO., LTD., held 193 million shares, 193 million shares and 190 million shares of UMC’s stock as of June 30, 2023, December 31, 2022 and June 30, 2022, respectively. The subsidiary of UNIMICRON, one of UMC’s associates, held 0.05 million shares, nil and nil of UMC’s stock as of June 30, 2023, December 31, 2022 and June 30, 2022, respectively.

(8)	Property, Plant and Equipment

a.	For the six-month period ended June 30, 2023:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2023	$1,470,216	$37,597,769	$953,819,688	$64,923	$8,061,993	$63,075	$55,363,943	$1,056,441,607
Additions	-	33,475	-	-	-	-	41,093,048	41,126,523
Disposals	-	(2,664)	(2,595,150)	-	(15,574)	-	-	(2,613,388)
Transfers and reclassifications	-	506,730	33,958,031	5,896	725,994	-	(29,124,974)	6,071,677
Exchange effect	(46,216)	(423,937)	(2,213,005)	(303)	(35,746)	(71)	(74,124)	(2,793,402)
As of June 30, 2023	$1,424,000	$37,711,373	$982,969,564	$70,516	$8,736,667	$63,004	$67,257,893	$1,098,233,017

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Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2023	$-	$22,731,506	$857,737,785	$51,597	$6,697,517	$59,383	$-	$887,277,788
Depreciation	-	700,539	17,147,776	2,458	245,590	1,874	-	18,098,237
Disposals	-	(2,664)	(2,588,751)	-	(15,571)	-	-	(2,606,986)
Exchange effect	-	(114,416)	(1,242,053)	(271)	(22,333)	29	-	(1,379,044)
As of June 30, 2023	$-	$23,314,965	$871,054,757	$53,784	$6,905,203	$61,286	$-	$901,389,995
Net carrying amount:
As of June 30, 2023	$1,424,000	$14,396,408	$111,914,807	$16,732	$1,831,464	$1,718	$67,257,893	$196,843,022

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2023	$545,787	$2,443,247	$6,345	$1,334,291	$4,329,670
Transfers and reclassifications	-	-	-	29,445	29,445
Exchange effect	(7,051)	(893)	-	(4,212)	(12,156)
As of June 30, 2023	$538,736	$2,442,354	$6,345	$1,359,524	$4,346,959

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2023	$-	$1,202,812	$6,345	$1,302,266	$2,511,423
Depreciation	-	47,404	-	16,185	63,589
Exchange effect	-	1,106	-	(4,216)	(3,110)
As of June 30, 2023	$-	$1,251,322	$6,345	$1,314,235	$2,571,902
Net carrying amount:
As of June 30, 2023	$538,736	$1,191,032	$-	$45,289	$1,775,057

b.	For the six-month period ended June 30, 2022:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2022	$1,491,343	$36,827,480	$897,806,699	$55,959	$7,305,174	$61,282	$22,856,033	$966,403,970
Additions	-	203,396	-	-	-	-	22,763,691	22,967,087
Disposals	-	-	(2,624,247)	-	(6,090)	-	(14,889)	(2,645,226)
Transfers and reclassifications	-	184,036	29,165,694	93	275,894	-	(28,342,375)	1,283,342
Exchange effect	(58,892)	98,170	11,118,693	533	39,573	1,836	26,490	11,226,403
As of June 30, 2022	$1,432,451	$37,313,082	$935,466,839	$56,585	$7,614,551	$63,118	$17,288,950	$999,235,576

19

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2022	$-	$21,184,969	$810,904,881	$47,108	$6,222,383	$55,125	$-	$838,414,466
Depreciation	-	748,475	19,625,237	2,045	234,371	970	-	20,611,098
Disposals	-	-	(2,611,844)	-	(6,090)	-	-	(2,617,934)
Transfers and reclassifications	-	161	-	-	-	-	-	161
Exchange effect	-	93,005	10,324,572	392	35,720	2,030	-	10,455,719
As of June 30, 2022	$-	$22,026,610	$838,242,846	$49,545	$6,486,384	$58,125	$-	$866,863,510
Net carrying amount:
As of June 30, 2022	$1,432,451	$15,286,472	$97,223,993	$7,040	$1,128,167	$4,993	$17,288,950	$132,372,066

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Furniture and fixtures	Total
As of January 1, 2022	$549,010	$2,422,389	$1,312,703	$4,284,102
Disposals	-	-	(660)	(660)
Transfers and reclassifications	-	(1,227)	107	(1,120)
Exchange effect	(8,985)	16,249	6,433	13,697
As of June 30, 2022	$540,025	$2,437,411	$1,318,583	$4,296,019

Accumulated Depreciation and Impairment:

	Land	Buildings	Furniture and fixtures	Total
As of January 1, 2022	$-	$1,095,113	$1,236,790	$2,331,903
Depreciation	-	47,180	32,793	79,973
Disposals	-	-	(660)	(660)
Transfers and reclassifications	-	(161)	-	(161)
Exchange effect	-	9,120	5,387	14,507
As of June 30, 2022	$-	$1,151,252	$1,274,310	$2,425,562
Net carrying amount:
As of June 30, 2022	$540,025	$1,286,159	$44,273	$1,870,457

20

c.	Details of interest expense capitalized were as follows:

	For the six-month periods ended June 30,
	2023	2022
Interest expense capitalized	$3,082	$329
Interest rates applied	1.48% - 1.53%	1.49% - 1.61%

d.	Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 31 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Land (including land use right)	$5,500,410	$5,714,166	$5,813,696
Buildings	182,031	124,420	234,311
Machinery and equipment	1,582,980	1,748,244	1,830,937
Transportation equipment	18,990	21,485	16,226
Other equipment	2,453	3,676	4,642
Net	$7,286,864	$7,611,991	$7,899,812

	For the three-month periods ended June 30,
	2023	2022
Depreciation
Land (including land use right)	$94,122	$89,651
Buildings	23,295	30,810
Machinery and equipment	50,575	51,774
Transportation equipment	3,405	2,967
Other equipment	884	1,213
Total	$172,281	$176,415

	For the six-month periods ended June 30,
	2023	2022
Depreciation
Land (including land use right)	$187,719	$171,643
Buildings	48,009	61,061
Machinery and equipment	101,936	103,779
Transportation equipment	6,867	5,731
Other equipment	1,904	2,402
Total	$346,435	$344,616

i.	For the six-month periods ended June 30, 2023 and 2022, the Company’s addition to right-of-use assets amounted to NT$170 million and NT$1,047 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

21

(b)	Lease Liabilities
	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Current	$530,271	$537,314	$506,580
Non-current	5,038,077	5,199,781	5,345,546
Total	$5,568,348	$5,737,095	$5,852,126

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.	The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

(10)	Intangible Assets

For the six-month period ended June 30, 2023:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2023	$15,012	$5,669,787	$3,422,432	$2,953,984	$12,061,215
Additions	-	611,342	45,782	193,757	850,881
Write-off	-	(885,227)	(1,806,545)	(350,964)	(3,042,736)
Reclassifications	-	(8,456)	-	-	(8,456)
Exchange effect	-	(107,012)	(296,937)	(11,482)	(415,431)
As of June 30, 2023	$15,012	$5,280,434	$1,364,732	$2,785,295	$9,445,473

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2023	$7,398	$2,689,397	$2,597,513	$2,491,707	$7,786,015
Amortization	-	867,628	175,437	199,036	1,242,101
Write-off	-	(885,227)	(1,806,545)	(350,964)	(3,042,736)
Exchange effect	-	(41,628)	(200,745)	(10,684)	(253,057)
As of June 30, 2023	$7,398	$2,630,170	$765,660	$2,329,095	$5,732,323
Net carrying amount:
As of June 30, 2023	$7,614	$2,650,264	$599,072	$456,200	$3,713,150

For the six-month period ended June 30, 2022:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2022	$15,012	$4,845,037	$4,491,164	$3,348,071	$12,699,284
Additions	-	1,567,945	-	195,597	1,763,542
Write-off	-	(1,379,159)	-	(622,163)	(2,001,322)
Reclassifications	-	56	-	-	56
Exchange effect	-	(103,456)	290,715	(14,570)	172,689
As of June 30, 2022	$15,012	$4,930,423	$4,781,879	$2,906,935	$12,634,249

22

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2022	$7,398	$2,913,824	$3,324,667	$2,808,462	$9,054,351
Amortization	-	836,155	270,067	284,223	1,390,445
Write-off	-	(1,379,159)	-	(622,163)	(2,001,322)
Exchange effect	-	(65,328)	151,613	(12,354)	73,931
As of June 30, 2022	$7,398	$2,305,492	$3,746,347	$2,458,168	$8,517,405
Net carrying amount:
As of June 30, 2022	$7,614	$2,624,931	$1,035,532	$448,767	$4,116,844

The amortization amounts of intangible assets were as follows:

	For the three-month periods ended June 30,
	2023	2022
Operating costs	$313,481	$348,333
Operating expenses	$290,037	$340,359

	For the six-month periods ended June 30,
	2023	2022
Operating costs	$649,405	$701,076
Operating expenses	$592,696	$689,369

(11)	Short-Term Loans

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Unsecured bank loans	$170,000	$-	$624,208

	For the six-month periods ended June 30,
	2023	2022
Interest rates applied	2.03% - 2.65%	0.33% - 3.60%

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Embedded derivatives in exchangeable bonds	$661,159	$438,397	$422,588
Forward contracts	-	-	242
Total	$661,159	$438,397	$422,830

(13)	Bonds Payable

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Unsecured domestic bonds payable	$23,100,000	$23,100,000	$25,100,000
Unsecured exchangeable bonds payable	5,757,373	5,757,373	7,366,409
Less: Discounts on bonds payable	(580,848)	(672,686)	(970,693)
Total	28,276,525	28,184,687	31,495,716
Less: Current or exchangeable portion due within one year	(10,288,981)	(5,101,591)	(8,415,476)
Net	$17,987,544	$23,083,096	$23,080,240

23

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest was paid annually and the principal was fully repaid in March 2022.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest was paid annually and the principal was fully repaid in October 2022.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (Green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.

b.	On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i.	Issue Amount: US$400 million

ii.	Period: July 7, 2021 - July 7, 2026 (Maturity Date)

iii.	Redemption:
(i)	UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK MICROELECTRONICS CORPORATION (NOVATEK) on the TWSE, converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange at the time of redemption for payment in USD.

(ii)	UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)	In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.

24

(iv)	All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)	In the event that the common shares of NOVATEK cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)	Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv.	Terms of Exchange:
(i)	Underlying Securities: Common Shares of NOVATEK
(ii)	Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into NOVATEK common shares. If for any reason UMC does not have sufficient NOVATEK common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per NOVATEK common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of NOVATEK common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.
(iii)	Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$583.3 per NOVATEK common share on June 30, 2023.

v.	Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;
(ii)	The bondholders shall have exercised the exchange right before maturity; or
(iii)	The bonds shall have been redeemed or repurchased by UMC and cancelled.

For the six-month periods ended June 30, 2023 and 2022, the Company has repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling nil and US$127.6 million with derecognition of the related derivative financial liabilities, respectively. The difference between the repurchased amount and the carrying amount recognized in non-operating other gains and losses was immaterial.

25

(14)	Long-Term Loans

a.	Details of long-term loans as of June 30, 2023, December 31, 2022 and June 30, 2022 were as follows:

	As of
Lenders	June 30, 2023	December 31, 2022	June 30, 2022	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$7,299	$9,732	$12,165	Repayable quarterly from October 24, 2019 to October 24, 2024 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (2)	15,882	18,000	18,000	Repayable quarterly from February 23, 2022 to February 22, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (3)	53,382	60,500	-	Repayable quarterly from December 22, 2022 to February 23, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	29,730	35,676	41,621	Repayable quarterly from October 19, 2015 to October 19, 2025 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	-	4,375	8,750	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	26,000	32,000	38,000	Repayable monthly from August 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	13,448	16,552	19,655	Repayable monthly from October 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	71,542	84,166	96,792	Repayable monthly from April 15, 2021 to April 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Syndicated Loans from China Development Bank and 6 others (1)	-	1,915,577	9,957,734	Repayable semi-annually from October 20, 2016 to October 19, 2024 with semi-annually interest payments. Interest-only payment for the first and the second year.
Secured Syndicated Loans from China Development Bank and 6 others (2)	11,674,943	12,415,200	12,499,200	Repayable semi-annually from March 19, 2021 to March 18, 2031 with semi-annually interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from First Commercial Bank	41,364	47,000	47,000	Repayable monthly from December 2, 2021 to December 2, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from KGI Bank	21,000	21,000	21,000	Repayable semi-annually from December 27, 2021 to December 25, 2026 with monthly interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from Shanghai Commercial Bank(1)	19,425	22,200	22,200	Repayable monthly from January 19, 2022 to December 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank(2)	4,980	-	-	Repayable quarterly from March 23, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.

26

Secured Long-Term Loan from Shanghai Commercial Bank(3)	$45,000	$-	$-	Repayable quarterly from June 6, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.
Unsecured Long-Term Loan from Bank of China	1,716,958	1,797,364	1,747,794	Repayable semi-annually from June 24, 2023 to June 24, 2026 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	-	-	416,667	Repayable quarterly from March 10, 2022 to December 10, 2024 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	1,666,667	2,000,000	450,000	Repayable quarterly from March 24, 2023 to December 24, 2025 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (1) (Note A and B)	300,000	300,000	300,000	Settlement due on February 25, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (2) (Note A and B)	300,000	300,000	300,000	Settlement due on March 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (3) (Note A and B)	200,000	200,000	200,000	Settlement due on June 15, 2026 with monthly interest payments.
Unsecured Revolving Loanfrom Yuanta Commercial Bank (Note C)	1,000,000	-	600,000	Settlement due on March 2, 2026 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note D)	2,000,000	-	-	Settlement due on July 20, 2025 with monthly interest payments.
Subtotal	19,207,620	19,279,342	26,796,578
Less: Current portion	(1,133,143)	(2,485,053)	(4,177,483)
Total	$18,074,477	$16,794,289	$22,619,095

	For the six-month periods ended June 30,
	2023	2022
Interest rates applied	1.61% - 6.40%	0.86% - 4.66%

Note A:	First Commercial Bank approved the 1-year credit loan on April 14, 2022, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 13, 2023. As of December 31, 2022 and June 30, 2022, the unused line of credit were both NT$1.2 billion.

Note B:	First Commercial Bank approved the 1-year credit loan on April 25, 2023, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 24, 2024. As of June 30, 2023, the unused line of credit was NT$1.2 billion.

Note C:	UMC entered into a 5-year loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of June 30, 2023, December 31, 2022 and June 30, 2022, the unused line of credit were NT$2 billion, NT$4 billion and NT$3.4 billion, respectively.

Note D:	UMC entered into a 5-year loan agreement with CTBC Bank, effective from January 6, 2020. The agreement offered UMC a revolving line of credit of NT$2.9 billion. On December 24, 2021, UMC re-entered into the loan agreement with CTBC Bank, modifying the revolving line of credit limit to NT$4 billion. The expiration date of the agreement is July 20, 2025. As of June 30, 2023, December 31, 2022 and June 30, 2022, the unused line of credit were NT$2 billion, NT$4 billion and NT$4 billion, respectively.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$481 million, NT$469 million, NT$952 million and NT$925 million were contributed by the Company for the three-month and six-month periods ended June 30, 2023 and 2022, respectively.

27

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month and six-month periods ended June 30, 2023 and 2022, total pension expenses of NT$11 million, NT$8 million, NT$23 million and NT$17 million, respectively, were recognized by the Company.

(16)	Deferred Government Grants

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Beginning balance	$4,677,444	$8,543,798	$8,543,798
Arising during the period	523,331	174,352	686
Recorded in profit or loss:
Other operating income	(1,731,864)	(4,164,189)	(2,117,938)
Exchange effect	(81,850)	123,483	172,264
Ending balance	$3,387,061	$4,677,444	$6,598,810

Current (classified under other current liabilities)	$1,332,921	$2,681,842	$3,785,253
Non-current (classified under other noncurrent liabilities-others)	2,054,140	1,995,602	2,813,557
Total	$3,387,061	$4,677,444	$6,598,810

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(17)	Refund Liabilities (classified under other current liabilities)

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Refund liabilities	$1,247,334	$1,139,227	$720,567

(18)	Decommissioning liabilities (classified under other noncurrent liabilities-others)

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Decommissioning liabilities	$412,375	$366,863	$229,000

Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost during the six-month periods ended June 30, 2023 and 2022.

28

(19)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of June 30, 2023, December 31, 2022 and June 30, 2022, of which 12,503 million shares, 12,505 million shares and 12,482 million shares were issued as of June 30, 2023, December 31, 2022 and June 30, 2022, respectively, each at a par value of NT$10.

ii.	UMC had 130 million, 135 million and 120 million ADSs, which were traded on the NYSE as of June 30, 2023, December 31, 2022 and June 30, 2022, respectively. The total number of common shares of UMC represented by all issued ADSs were 650 million shares, 674 million shares and 598 million shares as of June 30, 2023, December 31, 2022 and June 30, 2022, respectively. One ADS represents five common shares.

iii.	On December 5, 2022, UMC issued restricted stocks for its employees in a total of 23 million shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.	In March 2022, October 2022 and April 2023, UMC has recalled and cancelled 1 million shares, 0.4 million shares and 2 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

b.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.	The remaining, if applicable, may be distributed preferentially as preferred shares dividends for the current year, and if there is still a remaining balance, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2022 and 2021 were approved by the shareholders’ meeting held on May 31, 2023 and May 27, 2022, respectively. The details of distribution were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2022	2021	2022	2021
Legal reserve	$8,905,139	$5,832,570
Special reserve	(2,180,156)	(3,250,434)
Cash dividends	45,017,096	-	$3.60	$-

29

In addition, the shareholders’ meeting held on May 27, 2022 approved to distribute cash from additional paid-in capital of NT$37,446 million, at NT$3 per share.

The aforementioned 2022 and 2021 appropriation approved by shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 22, 2023 and February 24, 2022, respectively.

The cash dividend per share for 2022 was adjusted to NT$3.60046348 per share. The adjustment was due to the decrease of outstanding common shares from cancellation of the restricted stock.

Please refer to Note 6(22) for information on the employees and directors’ compensation.

c.	Non-controlling interests:

	For the six-month periods ended June 30,
	2023	2022
Adjusted balance as of January 1	$343,679	$157,092
Attributable to non-controlling interests:
Net income	457,301	421,716
Other comprehensive income (loss)	(22)	47
Share-based payment transactions	4,221	-
Changes in subsidiaries’ ownership	(20)	(1,366)
Non-controlling interests	1,356	5,356
Others	(463,666)	(217,599)
Ending balance	$342,849	$365,246

(20)	Share-Based Payment

a.	Restricted stock plan for employees

On May 27, 2022, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of the Company without consideration. The maximum shares to be issued are 50 million common shares. UMC is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within two years from the date of receiving the effective declaration from the competent authority.

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 23 million shares of restricted stock for employees were issued without consideration on December 5, 2022. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

On June 10, 2020, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of UMC without consideration. The maximum shares to be issued are 233 million common shares. UMC is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within one year from the date of receiving the effective declaration from the competent authority.

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 1 million shares and 200 million shares of restricted stock for employees were issued without consideration on June 9, 2021 and September 1, 2020, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

30

The aforementioned compensation costs for the equity-settled share-based payment issued in 2022 and 2020 were measured at fair value based on the closing quoted market price of the shares on the grant date, NT$44.4, NT$53.0 and NT$21.8 per share, respectively. The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the three-month and six-month periods ended June 30, 2023 and 2022, the compensation costs of NT$319 million, NT$381 million, NT$608 million and NT$759 million, respectively, were recognized in expenses by the Company.

b.	Stock appreciation right plan for employees

In June 2021 and September 2020, the Company executed a compensation plan to grant 1 million units and 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC.

The compensation cost for the cash-settled share-based payment was measured at fair value initially by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of June 30, 2023, the assumptions used are as follows:

	Granted in June 2021	Granted in September 2020
Share price of measurement date (NT$/ per share)	$48.50	$48.50
Expected volatility	31.91% - 35.70%	26.98% - 35.38%
Expected life	0.94 - 1.94 years	0.17 - 1.17 years
Expected dividend yield	6.02%	6.02%
Risk-free interest rate	1.00% - 1.02%	0.99% - 1.00%

For the three-month and six-month periods ended June 30, 2023 and 2022, the compensation costs of NT$42 million, NT$68 million, NT$66 million and NT$123 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables and other noncurrent liabilities-others amounted to NT$388 million, NT$340 million and NT$487 million as of June 30, 2023, December 31, 2022 and June 30, 2022, respectively. The intrinsic value for the liabilities of vested rights was nil.

(21)	Operating Revenues

a.	Disaggregation of revenue

i.	By Product

	For the three-month periods ended June 30,
	2023	2022
Wafer	$53,280,453	$69,631,670
Others	3,015,955	2,423,470
Total	$56,296,408	$72,055,140

	For the six-month periods ended June 30,
	2023	2022
Wafer	$105,070,128	$130,587,798
Others	5,435,727	4,890,162
Total	$110,505,855	$135,477,960

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ii.	By geography

	For the three-month periods ended June 30,
	2023	2022
Taiwan	$17,089,004	$26,334,803
Singapore	5,273,923	9,526,555
China (includes Hong Kong)	8,574,608	12,067,874
Japan	3,149,145	4,185,981
Korea	6,970,562	6,003,106
USA	8,867,674	8,089,045
Europe	1,571,852	2,225,199
Others	4,799,640	3,622,577
Total	$56,296,408	$72,055,140

	For the six-month periods ended June 30,
	2023	2022
Taiwan	$30,526,406	$51,224,497
Singapore	8,704,815	17,825,807
China (includes Hong Kong)	18,066,341	21,690,481
Japan	7,839,546	7,908,819
Korea	13,737,720	10,529,966
USA	17,297,934	15,427,036
Europe	3,719,669	4,110,077
Others	10,613,424	6,761,277
Total	$110,505,855	$135,477,960

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

iii.	By the timing of revenue recognition

	For the three-month periods ended June 30,
	2023	2022
At a point in time	$55,742,985	$71,368,872
Over time	553,423	686,268
Total	$56,296,408	$72,055,140

	For the six-month periods ended June 30,
	2023	2022
At a point in time	$109,526,226	$134,180,635
Over time	979,629	1,297,325
Total	$110,505,855	$135,477,960

b.	Contract balances

i.	Contract assets, current

	As of
	June 30, 2023	December 31, 2022	June 30, 2022	December 31, 2021
Sales of goods and services	$809,910	$766,691	$775,545	$677,326
Less: Loss allowance	(397,260)	(393,373)	(382,208)	(357,705)
Net	$412,650	$373,318	$393,337	$319,621

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(7).

32

ii.	Contract liabilities

	As of
	June 30, 2023	December 31, 2022	June 30, 2022	December 31, 2021
Sales of goods and services	$3,439,682	$3,985,003	$5,140,877	$4,083,140

Current	$3,003,162	$3,546,815	$4,592,148	$3,441,754
Non-current	436,520	438,188	548,729	641,386
Total	$3,439,682	$3,985,003	$5,140,877	$4,083,140

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$2,451 million and NT$2,672 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the six-month periods ended June 30, 2023 and 2022.

c.	The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$245 million and NT$203 million as of June 30, 2023 and 2022, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer

As of June 30, 2023, December 31, 2022 and June 30, 2022, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$798 million, NT$721 million and NT$882 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended June 30,
	2023			2022
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$6,659,312	$2,952,267	$9,611,579	$7,610,558	$3,683,938	$11,294,496
Labor and health insurance	326,869	100,345	427,214	317,314	96,565	413,879
Pension	378,487	113,489	491,976	372,768	104,970	477,738
Other employee benefit expenses	74,733	33,214	107,947	90,213	39,006	129,219
Depreciation	8,861,178	371,407	9,232,585	9,861,820	449,214	10,311,034
Amortization	352,507	293,248	645,755	385,513	342,773	728,286

	For the six-month periods ended June 30,
	2023			2022
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$13,082,064	$5,994,913	$19,076,977	$14,640,808	$6,924,073	$21,564,881
Labor and health insurance	706,630	237,570	944,200	652,289	217,402	869,691
Pension	748,540	226,087	974,627	732,467	209,341	941,808
Other employee benefit expenses	165,698	69,993	235,691	166,133	73,647	239,780
Depreciation	17,632,966	767,803	18,400,769	20,002,098	898,379	20,900,477
Amortization	727,078	599,118	1,326,196	767,122	694,198	1,461,320

33

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the six-month periods ended June 30, 2023 and 2022. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2022 and 2021 were reported to the shareholders’ meeting held on May 31, 2023 and May 27, 2022, respectively. The details of distribution were as follows:

	2022	2021
Employees’ compensation – Cash	$9,160,485	$4,770,909
Directors’ compensation	45,000	25,264

The aforementioned 2022 and 2021 employees and directors’ compensation reported during the shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 22, 2023 and February 24, 2022.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(23)	Net Other Operating Income and Expenses

	For the three-month periods ended June 30,
	2023	2022
Government grants	$1,097,796	$1,170,576
Rental income from property, plant and equipment	50,554	46,703
Gain on disposal of property, plant and equipment	76,090	274,172
Others	(83,692)	(93,096)
Total	$1,140,748	$1,398,355

34

	For the six-month periods ended June 30,
	2023	2022
Government grants	$2,106,681	$2,498,297
Rental income from property, plant and equipment	100,958	92,092
Gain on disposal of property, plant and equipment	135,110	335,590
Others	(165,211)	(184,286)
Total	$2,177,538	$2,741,693

(24)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the three-month periods ended June 30,
	2023	2022
Loss on valuation of financial assets and liabilities at fair value through profit or loss	$(315,625)	$(1,839,944)
Gain on disposal of investments accounted for under the equity method	72	-
Others	30,845	(78,142)
Total	$(284,708)	$(1,918,086)

	For the six-month periods ended June 30,
	2023	2022
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$390,204	$577,886
Gain on disposal of investments accounted for under the equity method	19,620	-
Others	47,634	68,198
Total	$457,458	$646,084

b.	Finance costs

	For the three-month periods ended June 30,
	2023	2022
Interest expenses
Bonds payable	$98,543	$118,381
Bank loans	167,141	263,271
Lease liabilities	45,093	42,075
Others	3,067	24,564
Financial expenses	35,595	30,789
Total	$349,439	$479,080

	For the three-month periods ended June 30,
	2023	2022
Interest expenses
Bonds payable	$197,477	$274,444
Bank loans	341,848	564,562
Lease liabilities	90,050	76,446
Others	6,003	24,605
Financial expenses	61,311	42,913
Total	$696,689	$982,970

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(25)	Components of Other Comprehensive Income (Loss)

	For the three-month period ended June 30, 2023
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(249,207)	$-	$(249,207)	$(11,938)	$(261,145)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	128,818	-	128,818	-	128,818
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(317,318)	-	(317,318)	300,885	(16,433)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(85,804)	(72)	(85,876)	(3,165)	(89,041)
Total other comprehensive income (loss)	$(523,511)	$(72)	$(523,583)	$285,782	$(237,801)

	For the three-month period ended June 30, 2022
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(3,028,920)	$-	$(3,028,920)	$(106,175)	$(3,135,095)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(1,920,356)	-	(1,920,356)	-	(1,920,356)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	1,359,271	-	1,359,271	(26,487)	1,332,784
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(20,376)	-	(20,376)	(6,170)	(26,546)
Total other comprehensive income (loss)	$(3,610,381)	$-	$(3,610,381)	$(138,832)	$(3,749,213)

36

	For the six-month period ended June 30, 2023
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$2,824,626	$-	$2,824,626	$(5,065)	$2,819,561
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,472,382	-	1,472,382	-	1,472,382
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(1,505,002)	-	(1,505,002)	381,381	(1,123,621)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(77,495)	(1,413)	(78,908)	(2,128)	(81,036)
Total other comprehensive income (loss)	$2,714,511	$(1,413)	$2,713,098	$374,188	$3,087,286

	For the six-month period ended June 30, 2022
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(4,695,365)	$-	$(4,695,365)	$(161,295)	$(4,856,660)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(2,653,516)	-	(2,653,516)	-	(2,653,516)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	5,132,703	-	5,132,703	(48,715)	5,083,988
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	112,691	-	112,691	(13,832)	98,859
Total other comprehensive income (loss)	$(2,103,487)	$-	$(2,103,487)	$(223,842)	$(2,327,329)

37

(26)	Income Tax

a.	The major components of income tax expense (benefit) for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended June 30,
	2023	2022
Current income tax expense (benefit):
Current income tax charge	$2,513,007	$4,750,289
Adjustments in respect of current income tax of prior periods	(67,366)	(582,860)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	144,154	(89,865)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	164	(1,647)
Adjustment of prior year’s deferred income tax	11	10,677
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(1,147)	476
Income tax expense recorded in profit or loss	$2,588,823	$4,087,070

	For the six-month periods ended June 30,
	2023	2022
Current income tax expense (benefit):
Current income tax charge	$4,819,951	$7,911,053
Adjustments in respect of current income tax of prior periods	(188,602)	(585,860)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	719,127	289,942
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(26)	61,885
Adjustment of prior year’s deferred income tax	(851)	8,216
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(16,872)	(15,915)
Income tax expense recorded in profit or loss	$5,332,727	$7,669,321

ii.	Deferred income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2023	2022
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(11,938)	$(106,175)

	For the six-month periods ended June 30,
	2023	2022
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(5,065)	$(161,295)

38

(ii)	Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2023	2022
Exchange differences on translation of foreign operations	$300,885	$(26,487)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(3,165)	(6,170)
Income tax related to items that may be reclassified subsequently to profit or loss	$297,720	$(32,657)

	For the six-month periods ended June 30,
	2023	2022
Exchange differences on translation of foreign operations	$381,381	$(48,715)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(2,128)	(13,832)
Income tax related to items that may be reclassified subsequently to profit or loss	$379,253	$(62,547)

(iii)	Deferred income tax charged directly to equity

	For the three-month periods ended June 30,
	2023	2022
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$-	$-

	For the six-month periods ended June 30,
	2023	2022
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$196	$-

b.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of June 30, 2023, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2020, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012.

c.	UMC’s branch in Singapore obtained two tax incentives granted by the Singapore government for a period of five years from August 2020. The qualifying incomes are either tax-exempt or taxed at concessionary tax rate. The incentive period will end in July 2025.

(27)	Earnings Per Share

a.	Earnings per share-basic

	For the three-month periods ended June 30,
	2023	2022
Net income attributable to the parent company	$15,640,917	$21,326,816
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,348,986	12,283,479
Earnings per share-basic (NTD)	$1.27	$1.74

39

	For the six-month periods ended June 30,
	2023	2022
Net income attributable to the parent company	$31,823,919	$41,134,351
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,348,934	12,283,479
Earnings per share-basic (NTD)	$2.58	$3.35

b.	Earnings per share-diluted

	For the three-month periods ended June 30,
	2023	2022
Net income attributable to the parent company	$15,640,917	$21,326,816
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,348,986	12,283,479
Effect of dilution
Restricted stocks for employees	128,377	167,445
Employees’ compensation	48,819	102,450
Weighted-average number of ordinary shares after dilution (thousand shares)	12,526,182	12,553,374
Earnings per share-diluted (NTD)	$1.25	$1.70

	For the six-month periods ended June 30,
	2023	2022
Net income attributable to the parent company	$31,823,919	$41,134,351
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,348,934	12,283,479
Effect of dilution
Restricted stocks for employees	128,634	169,730
Employees’ compensation	100,830	129,005
Weighted-average number of ordinary shares after dilution (thousand shares)	12,578,398	12,582,214
Earnings per share-diluted (NTD)	$2.53	$3.27

(28)	Reconciliation of Liabilities Arising from Financing Activities

For the six-month period ended June 30, 2023:

			Non-cash changes
Items	As of January 1, 2023	Cash Flows	Foreign exchange	Others (Note A)	As of June 30, 2023
Short-term loans	$-	$170,000	$-	$-	$170,000
Long-term loans (current portion included)	19,279,342	283,967	(355,689)	-	19,207,620
Bonds payable (current portion included)	28,184,687	-	-	91,838 (Note B)	28,276,525
Guarantee deposits (current portion included)	30,757,001	2,278,276	266,484	-	33,301,761 (Note C)
Lease liabilities	5,737,095	(325,223)	(65,024)	221,500	5,568,348
Other financial liabilities (Note D)	21,449,487	-	(615,586)	90,739	20,924,640

40

For the six-month period ended June 30, 2022:

			Non-cash changes
Items	As of January 1, 2022	Cash Flows	Foreign exchange	Others (Note A)	As of June 30, 2022
Short-term loans	$1,924,124	$(1,348,841)	$48,925	$-	$624,208
Long-term loans (current portion included)	36,624,907	(10,878,633)	1,050,304	-	26,796,578
Bonds payable (current portion included)	40,536,658	(9,732,651)	-	691,709 (Note B)	31,495,716
Guarantee deposits (current portion included)	14,369,769	933,394	773,911	-	16,077,074 (Note C)
Lease liabilities	5,068,754	(359,367)	20,461	1,122,278	5,852,126
Other financial liabilities (Note D)	20,966,209	-	451,548	97,809	21,515,566

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Please refer to Note 6(13) for the Company’s exchangeable bonds.

Note C: Guarantee deposits mainly consisted of deposits of capacity reservation.

Note D: Please refer to Note 9(6) for more details on other financial liabilities.

7.	RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related party

(2)	Significant Related Party Transactions

a.	Operating transactions

Operating revenues

	For the three-month periods ended June 30,
	2023	2022
Associates	$721,433	$1,672,742
Other related party	1,529	14,472
Total	$722,962	$1,687,214

	For the six-month periods ended June 30,
	2023	2022
Associates	$1,283,380	$2,995,545
Other related party	1,850	27,937
Total	$1,285,230	$3,023,482

41

Accounts receivable, net

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Associates
FARADAY TECHNOLOGY CORP. and its Subsidiaries
FARADAY TECHNOLOGY CORP.	$506,859	$441,963	$508,952
ARTERY TECHNOLOGY CORPORATION, LTD.	6,369	56,864	183,664
Others	78	30,698	52,732
Other associates	246	-	170
Other related party	1,287	1,052	11,071
Total	$514,839	$530,577	$756,589

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30 - 60 days, while the collection periods for overseas sales were month-end 30 - 60 days.

Refund liabilities (classified under other current liabilities)

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Associates	$905	$1,545	$2,874
Other related party	1	7	39
Total	$906	$1,552	$2,913

b.	Significant asset transactions

Acquisition of investments accounted for under the equity method

For the three-month periods ended June 30, 2023 and 2022: None.

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the six-month period ended June 30, 2023
Associates	4,945	Stock	$608,224

It was the acquisition of UNIMICRON’s stock. Please refer to Note 6(7) for the relevant information.

For the six-month period ended June 30, 2022: None.

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended June 30,
	2023	2022
Associates	$91,617	$138,947

	Purchase price
	For the six-month periods ended June 30,
	2023	2022
Associates	$112,632	$145,413

42

c.	Others

Mask expenditure

	For the three-month periods ended June 30,
	2023	2022
Other related party	$476,521	$705,048

	For the six-month periods ended June 30,
	2023	2022
Other related party	$1,025,296	$1,296,294

Other payables of mask expenditure

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Other related party	$577,960	$812,185	$850,589

d.	Key management personnel compensation

	For the three-month periods ended June 30,
	2023	2022
Short-term employee benefits	$191,664	$184,959
Post-employment benefits	662	669
Share-based payment	160,939	233,084
Others	133	164
Total	$353,398	$418,876

	For the six-month periods ended June 30,
	2023	2022
Short-term employee benefits	$779,024	$489,798
Post-employment benefits	1,428	1,415
Share-based payment	298,389	455,562
Others	296	325
Total	$1,079,137	$947,100

8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

	Carrying Amount
	As of
	June 30, 2023	December 31, 2022	June 30, 2022	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$813,289	$812,248	$812,248	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	252,136	236,587	234,304	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	18,647	29,371	20,619	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	64,950	64,950	64,950	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	8,118	8,118	-	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development

43

Refundable Deposits (Time deposit)	$36,970	$34,100	$26,600	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,006,777	1,043,840	1,154,490	Bank of China and Agricultural Bank of China	Bank performance guarantee
Refundable Deposits (Time deposit)	466,200	459,750	444,900	CTBC Bank Singapore Branch	Collateral for letter of credit
Refundable Deposits (Bank deposit)	-	-	7,163	Shanghai Commercial Bank	Collateral for letter of credit
Buildings	4,565,522	4,828,597	4,991,393	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	9,676,042	14,066,044	19,604,181	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI Bank, First Commercial Bank, Shanghai Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Transportation equipment	290	592	1,153	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Furniture and fixtures	14,985	46,823	104,950	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	266,954	278,230	283,469	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$17,190,880	$21,909,250	$27,750,420

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of June 30, 2023, amounts available under unused letters of credit were NT$0.7 billion.

(2)	As of June 30, 2023, the Company entrusted financial institutes to open performance guarantee, mainly related to the litigations, electricity supply and customs tax guarantee, amounting to NT$2.2 billion.

(3)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$3.5 billion. As of June 30, 2023, the portion of royalties and development fees not yet recognized was NT$1.4 billion.

(4)	The Company entered into several construction contracts for the expansion of its operations. As of June 30, 2023, these construction contracts amounted to approximately NT$79.3 billion and the portion of the contracts not yet recognized was approximately NT$45.7 billion.

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)	The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. The Company obtained R.O.C. government authority’s approval for the investment and invested RMB 8.3 billion in USCXM in instalments from January 2015 to September 2018, according to the agreement that the Company obtained the ability to exercise control. Furthermore, based on the agreement, UMC recognized a financial liability in other financial liabilities, current for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB 4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests. Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

44

On April 27, 2022, the Board of Directors of UMC approved an investment to increase capital of RMB 4.12 billion or equivalent US dollars (approximately US$0.66 billion) in its Cayman Islands subsidiary, UNITED MICROCHIP CORPORATION, for its Samoa subsidiary, GE, to purchase the shares of USCXM from XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.; in addition, the Company's subsidiary, HEJIAN, plans to purchase shares of USCXM with RMB 0.74 billion or equivalent US dollars (approximately US$0.12 billion) from FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP. As a result, the total investment amount is RMB 4.9 billion. The transaction was completed all at once in July, 2023.

(7)	On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (MICRON) and of MICRON MEMORY TAIWAN CO., LTD.. On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. UMC appealed against the sentence. On November 26, 2021, UMC and MICRON announced a settlement agreement between the two companies for all legal proceedings worldwide (the “Settlement Agreement”). Accordingly, MICRON submitted a motion to withdraw the case. On January 27, 2022, the Intellectual Property and Commercial Court announced its ruling of this case and UMC was sentenced to a fine of NT$20 million, subject to a two-year term of probation.

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. In accordance with the Settlement Agreement, the court issued a dismissal of the case with prejudice in January 2022.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial. In accordance with the Settlement Agreement, UMC submitted a motion to withdraw the case, and the motion is currently pending.

The amounts of aforementioned fine from ruling of the Intellectual Property and Commercial Court and the worldwide settlement between UMC and MICRON were recorded in non-operating other losses and have no material financial and operational effect on UMC’s business for the years presented.

10.	SIGNIFICANT DISASTER LOSS

None.

11.	SIGNIFICANT SUBSEQUENT EVENTS

None.

45

12.	OTHERS

(1)	Categories of financial instruments

	As of
Financial Assets	June 30, 2023	December 31, 2022	June 30, 2022
Financial assets at fair value through profit or loss	$17,431,398	$18,490,569	$20,414,249
Financial assets at fair value through other comprehensive income	18,014,227	15,189,600	15,140,300
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	163,090,730	173,812,754	183,717,528
Receivables	33,033,506	38,783,086	44,005,005
Refundable deposits	2,729,901	2,749,691	2,739,947
Other financial assets	203,943	869,308	2,833,095
Total	$234,503,705	$249,895,008	$268,850,124

Financial Liabilities
Financial liabilities at fair value through profit or loss	$661,159	$438,397	$422,830
Financial liabilities measured at amortized cost
Short-term loans	170,000	-	624,208
Payables	97,198,350	58,893,871	87,146,197
Guarantee deposits (current portion included)	33,301,761	30,757,001	16,077,074
Bonds payable (current portion included)	28,276,525	28,184,687	31,495,716
Long-term loans (current portion included)	19,207,620	19,279,342	26,796,578
Lease liabilities	5,568,348	5,737,095	5,852,126
Other financial liabilities	20,924,640	21,449,487	21,515,566
Total	$205,308,403	$164,739,880	$189,930,295

(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2023 and 2022 increases/decreases by NT$143 million and decreases/increases by NT$1,304 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2023 and 2022 decreases/increases by NT$594 million and NT$140 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2023 and 2022 decreases/increases by NT$372 million and NT$536 million, respectively.

46

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), (13) and (14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the six-month periods ended June 30, 2023 and 2022 to decrease/increase by NT$10 million and NT$14 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities, investments in convertible bonds and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, the investments in convertible bonds which contain the right of conversion to equity instruments are classified as financial assets at fair value through profit or loss, and the exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component. Please refer to Note 6(2), (3) and (12) for the relevant information.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the six-month periods ended June 30, 2023 and 2022 by NT$280 million and NT$326 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the six-month periods ended June 30, 2023 and 2022 by NT$727 million and NT$586 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of June 30, 2023, December 31, 2022 and June 30, 2022, accounts receivable from the top ten customers represent 66%, 56% and 59% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

47

	As of June 30, 2023
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$170,555	$-	$-	$-	$170,555
Payables	97,115,997	-	-	-	97,115,997
Guarantee deposits	674,491	2,529,896	-	30,097,374	33,301,761
Bonds payable (Note)	5,373,469	9,083,263	7,065,825	2,140,103	23,662,660
Long-term loans	1,786,219	11,664,697	4,582,798	3,939,400	21,973,114
Lease liabilities	648,435	1,309,811	1,209,444	3,971,799	7,139,489
Other financial liabilities	20,924,640	-	-	-	20,924,640
Total	$126,693,806	$24,587,667	$12,858,067	$40,148,676	$204,288,216

	As of December 31, 2022
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Payables	$58,767,584	$-	$-	$-	$58,767,584
Guarantee deposits	238,416	3,867,087	169,419	26,482,079	30,757,001
Bonds payable (Note)	322,155	8,742,481	10,593,656	4,151,128	23,809,420
Long-term loans	3,246,153	8,425,744	7,798,280	3,031,293	22,501,470
Lease liabilities	658,092	1,222,822	1,207,385	4,299,914	7,388,213
Other financial liabilities	17,233,129	4,308,513	-	-	21,541,642
Total	$80,465,529	$26,566,647	$19,768,740	$37,964,414	$164,765,330

	As of June 30, 2022
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$630,575	$-	$-	$-	$630,575
Payables	87,035,943	-	-	-	87,035,943
Guarantee deposits	116,755	3,870,027	716,621	11,373,671	16,077,074
Bonds payable (Note)	2,302,535	8,805,956	10,625,081	4,164,568	25,898,140
Long-term loans	5,241,760	11,293,820	10,132,267	4,622,059	31,289,906
Lease liabilities	682,675	1,240,875	1,199,153	4,388,536	7,511,239
Other financial liabilities	13,012,249	8,675,141	-	-	21,687,390
Total	$109,022,492	$33,885,819	$22,673,122	$24,548,834	$190,130,267
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$356,536	$-	$-	$-	$356,536
Outflow	(356,778)	-	-	-	(356,778)
Net	$(242)	$-	$-	$-	$(242)

Note:	UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$4,343 million, NT$3,213 million and NT$3,237 million as of June 30, 2023, December 31, 2022 and June 30, 2022, respectively. All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.

48

(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of June 30, 2023 and December 31, 2022

None.

As of June 30, 2022

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 16 million	June 15, 2022 - July 19, 2022

(7)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

49

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of June 30, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$586,882	$-	$5,905	$592,787
Financial assets at fair value through profit or loss, noncurrent	6,586,824	18,400	10,233,387	16,838,611
Financial assets at fair value through other comprehensive income, current	4,343,483	-	-	4,343,483
Financial assets at fair value through other comprehensive income, noncurrent	10,196,535	-	3,474,209	13,670,744
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	661,159	661,159

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$669,444	$-	$36,474	$705,918
Financial assets at fair value through profit or loss, noncurrent	6,626,088	468,164	10,690,399	17,784,651
Financial assets at fair value through other comprehensive income, current	3,213,057	-	-	3,213,057
Financial assets at fair value through other comprehensive income, noncurrent	8,366,276	-	3,610,267	11,976,543
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	438,397	438,397

	As of June 30, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$669,092	$76	$35,296	$704,464
Financial assets at fair value through profit or loss, noncurrent	7,632,419	449,756	11,627,610	19,709,785
Financial assets at fair value through other comprehensive income, current	3,236,538	-	-	3,236,538
Financial assets at fair value through other comprehensive income, noncurrent	8,482,839	-	3,420,923	11,903,762
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	242	422,588	422,830

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into Level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the six-month period ended June 30, 2023, due to going public and being listed on the over-the-counter market in May 2023 for the private placement ordinary shares held by the Company's subsidiary, the Company transferred NT$655 million of the financial assets at fair value through profit or loss measured at the end of the reporting period in the quarter from Level 2 to Level 1 fair value measurement. During the six-month period ended June 30, 2022, there was no significant transfers between Level 1 and Level 2 fair value measurements.

50

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2023	$3,198,808	$2,865,258	$4,626,333	$36,474	$-	$10,726,873	$3,427,720	$182,547	$3,610,267
Recognized in profit (loss)	(309,177)	(284,972)	(206,819)	(2,910)	840	(803,038)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	(121,438)	(14,620)	(136,058)
Acquisition	238,531	27,740	179,184	-	152,943	598,398	-	-	-
Disposal	-	(89,231)	-	(27,740)	-	(116,971)	-	-	-
Return of capital	(14)	-	(1,490)	-	-	(1,504)	-	-	-
Transfer out of Level 3	(225,078)	-	-	-	-	(225,078)	-	-	-
Exchange effect	8,866	16,181	33,867	81	1,617	60,612	-	-	-
As of June 30, 2023	$2,911,936	$2,534,976	$4,631,075	$5,905	$155,400	$10,239,292	$3,306,282	$167,927	$3,474,209

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2023	$438,397
Recognized in profit (loss)	222,762
As of June 30, 2023	$661,159

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2022	$3,584,326	$2,580,246	$3,464,652	$234,936	$9,864,160	$2,351,603	$151,859	$2,503,462
Recognized in profit (loss)	251,621	(207,997)	898,953	1,382	943,959	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	892,183	25,278	917,461
Acquisition	147,500	310,093	375,057	-	832,650	-	-	-
Disposal	(7,719)	-	-	(149,850)	(157,569)	-	-	-
Transfer out of Level 3	(136,800)	-	-	-	(136,800)	-	-	-
Exchange effect	57,352	94,529	160,442	4,183	316,506	-	-	-
As of June 30, 2022	$3,896,280	$2,776,871	$4,899,104	$90,651	$11,662,906	$3,243,786	$177,137	$3,420,923

51

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2022	$2,380,599
Recognized in profit (loss)	(1,543,408)
Derecognition	(414,603)
As of June 30, 2022	$422,588

The total profit (loss) of NT$(803) million and NT$937 million for the six-month periods ended June 30, 2023 and 2022, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit of NT$223 million and NT$1,199 million for the six-month periods ended June 30, 2023 and 2022, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of June 30, 2023
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2023 by NT$243 million and NT$187 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the six-month period ended June 30, 2023 by NT$228 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	35.02%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2023 by NT$103 million and NT$105 million, respectively.

52

As of June 30, 2022
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2022 by NT$316 million and NT$234 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the six-month period ended June 30, 2022 by NT$250 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	36.46%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2022 by NT$70 million and NT$59 million, respectively.

b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, exchange price, volatility, risk-free interest rates and risk discount rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of June 30, 2023

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$28,346,489	$22,846,926	$5,499,563	$-	$28,276,525
Long-term loans (current portion included)	19,207,620	-	19,207,620	-	19,207,620

As of December 31, 2022

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$28,346,985	$22,916,330	$5,430,655	$-	$28,184,687
Long-term loans (current portion included)	19,279,342	-	19,279,342	-	19,279,342

53

As of June 30, 2022

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$31,861,062	$24,906,600	$6,954,462	$-	$31,495,716
Long-term loans (current portion included)	26,796,578	-	26,796,578	-	26,796,578

(8)	Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	As of
	June 30, 2023			December 31, 2022
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$991,722	31.08	$30,822,724	$1,548,069	30.65	$47,448,305
EUR:NTD	17,313	33.60	581,720	72,598	32.54	2,362,354
JPY:NTD	6,985,710	0.2130	1,487,956	6,013,172	0.2305	1,386,036
RMB:NTD	1,663	4.257	7,080	1,656	4.384	7,261
SGD:USD	285,760	0.7358	6,534,961	64,822	0.7439	1,477,979
USD:RMB	294,252	7.2258	9,051,260	299,074	6.9646	9,131,581
USD:JPY	155,243	144.99	4,794,337	230,511	132.70	7,050,718
Non-Monetary items
USD:NTD	208,736	31.08	6,487,516	224,599	30.65	6,883,952
Financial Liabilities
Monetary items
USD:NTD	1,034,481	31.18	32,255,131	1,118,779	30.75	34,402,440
EUR:NTD	17,088	34.00	580,990	73,542	32.94	2,422,478
JPY:NTD	8,345,985	0.2171	1,811,913	6,543,263	0.2346	1,535,050
RMB:NTD (Note C)	4,116,557	4.307	17,730,011	4,838,233	4.434	21,452,727
SGD:USD	220,165	0.7393	5,075,103	207,996	0.7473	4,779,645
USD:RMB	107,618	7.2258	3,349,232	113,269	6.9646	3,497,875
USD:JPY	42,114	144.99	1,325,634	52,396	132.70	1,631,151

	As of
	June 30, 2022
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,155,432	29.66	$34,270,110
EUR:NTD	10,874	30.85	335,475
JPY:NTD	4,808,979	0.2162	1,039,701
RMB:NTD	1,652	4.414	7,291
SGD:USD	174,292	0.7178	3,710,675
USD:RMB	450,302	6.7114	13,339,813
USD:JPY	197,365	136.69	5,832,615
Non-Monetary items
USD:NTD	210,112	29.66	6,231,919

54

Financial Liabilities
Monetary items
USD:NTD	$713,403	29.76	$21,230,860
EUR:NTD	12,678	31.25	396,191
JPY:NTD	5,109,356	0.2203	1,125,591
RMB:NTD (Note C)	4,820,318	4.464	21,517,898
SGD:USD	177,977	0.7214	3,820,958
USD:RMB	403,262	6.7114	12,081,608
USD:JPY	29,815	136.69	897,801

Note A:	The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.
Note B:	Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.
Note C:	Please refer to Note 9(6) for more details on other financial liabilities.

(9)	Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2023 and 2022 are disclosed in Attachment 1.

(10)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of June 30, 2023, December 31, 2022 and June 30, 2022 were as follows:

	As of
	June 30, 2023	December 31, 2022	June 30, 2022
Total liabilities	$226,307,619	$197,601,153	$216,506,564
Less: Cash and cash equivalents	(163,096,892)	(173,818,777)	(183,723,273)
Net debt	63,210,727	23,782,376	32,783,291
Total equity	326,888,045	335,450,939	283,247,578
Total capital	$390,098,772	$359,233,315	$316,030,869
Debt to capital ratios	16.20%	6.62%	10.37%

55

13.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the six-month period ended June 30, 2023: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the six-month period ended June 30, 2023: Please refer to Attachment 3.

c.	Securities held as of June 30, 2023 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2023: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2023: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2023: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2023: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2023: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of June 30, 2023 (excluding investment in Mainland China): Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 12.

(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 3, 8 and 9.

(3)	Information of major shareholders as of June 30, 2023: Please refer to Attachment 12.

14.	OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

56

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the six-month period ended June 30, 2023

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$32,016,732	Net 60 days	29%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,106,380	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	559,371	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	8,305	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	185,026	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Accounts receivable	5,340	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	2,077,479	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	477,931	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	1,008,359	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	361,894	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Sales	124,777	Net 30 days - Net 45 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Accounts receivable	1,258	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	119,631	Month-end 30 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	41,557	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	215,646	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	55,969	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	241,529	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	50,270	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	103,805	Month-end 30 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	9,382	-	0%

For the six-month period ended June 30, 2022

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$30,013,272	Net 60 days	22%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	8,154,765	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	574,130	Net 30 days	0%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	12,538	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	286,807	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Accounts receivable	11,194	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	1,946,725	Net 60 days	1%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	791,805	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	748,234	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	255,317	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Sales	316,536	Net 30 days - Net 45 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Accounts receivable	250,805	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	440,133	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	136,695	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	197,549	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	83,282	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	130,974	Month-end 30 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	1,758	-	0%

Note 1:	UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:	Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3:	The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5:	UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

57

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2023)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Collateral
No.	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party	Limit of total financing amount
													Item	Value
None

58

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2023)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Relationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	$146,945,338	$9,961,497	$6,972,966 (Note 5)	$6,720,586 (Note 5)	$-	2.14%	$146,945,338

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 6)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Relationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$13,339,993	$2,916,945	$1,735,014	$1,672,383	$-	5.85%	$13,339,993

Note 1:	The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:	According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50% of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.
5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
6. A company that all capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.
7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.
Note 3:	The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4:	Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of June 30, 2023.
Note 5:	Total endorsement amount is up to CNY 1.64 billion. As of June 30, 2023, actual amount provided was NT$6.72 billion..
Note 6:	Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2023.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2023.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

59

ATTACHMENT 4 (Securities held as of June 30, 2023) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	21,445	$215,094	1.29	$215,094	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	175,200	1.09	175,200	None
Fund	RED ARC GLOBAL INVESTMENTS (IRELAND) ICAV TERM LIQUIDITY FUND	-	Financial assets at fair value through profit or loss, current	57	196,588	0.64	196,588	None
Fund	TGVEST ASIA PARTNERS II(TAIWAN), L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	303,554	18.00	303,554	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	1,512,453	9.79	1,512,453	None
Fund	GRANDFULL CONVERGENCE INNOVATION GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	232,724	9.38	232,724	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,186,927	7.66	1,186,927	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530	301,295	6.29	301,295	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,412	-	4.71	-	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,015	285,838	0.41	285,838	None
Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357	278,590	0.71	278,590	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	18,400	-	18,400	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, current	10,184	4,343,483	1.67	4,343,483	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	142,535	2,601,267	19.02	2,601,267	None
Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	20,000	2,887,332	10.59	2,887,332	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	1,570,498	8.67	1,570,498	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through other comprehensive income, noncurrent	53,164	3,354,637	7.20	3,354,637	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	6,261	2,670,133	1.03	2,670,133	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000	167,927	-	167,927	None

60

ATTACHMENT 4 (Securities held as of June 30, 2023) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,514	$2,468	19.65	$2,468	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	110,694	14.33	110,694	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	31,025	10.23	31,025	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,669	73,614	9.08	73,614	None
Stock	EXCELSIUS MEDICAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,500	-	7.50	-	None
Stock	TAIWAN REDEYE BIOMEDIAL INC.	-	Financial assets at fair value through profit or loss, noncurrent	743	4,933	6.46	4,933	None
Stock	BATT. CYCLE MATERIALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	30,000	5.77	30,000	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	EMPASS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	374	5,444	4.48	5,444	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,838	-	4.20	-	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,114	12,969	4.01	12,969	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,089	157,533	3.79	157,533	None
Stock	AMPAK TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	210,000	3.77	210,000	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,332	9,991	3.40	9,991	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,400	66,120	3.21	66,120	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	133,589	3.11	133,589	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	227,526	2.96	227,526	None
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	36,120	2.87	36,120	None
Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741	654,551	2.56	654,551	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,214	23,936	2.36	23,936	None
Stock	UHT UNITECH COMPANY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,500	27,225	2.31	27,225	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	174,695	2.07	174,695	None
Stock	TERASILIC CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	600	6,288	2.05	6,288	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	13,989	882,674	1.89	882,674	None
Stock	ACEPODIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,089	218,147	1.61	218,147	None

61

ATTACHMENT 4 (Securities held as of June 30, 2023) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	FORMOSA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,000	$117,400	1.49	$117,400	None
Stock	ACER E-ENABLING SERVICE BUSINESS INC.	-	Financial assets at fair value through profit or loss, noncurrent	550	130,350	1.33	130,350	None
Fund	VERTEX VI FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	55,036	1.30	55,036	None
Stock	ISENTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	318	38,160	1.05	38,160	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	444	4,219	1.01	4,219	None
Stock	CUBTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	747	47,360	0.78	47,360	None
Stock	POWERTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.70	-	None
Stock	PRENETICS GLOBAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	736	20,359	0.66	20,359	None
Stock	ROARING SUCCESS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	317	4,637	0.64	4,637	None
Stock	CHITEC TECHNOLOGY CORP., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	217	10,610	0.64	10,610	None
Stock	UNICTRON TECHNOLOGIES CORP.	-	Financial assets at fair value through profit or loss, noncurrent	224	19,376	0.47	19,376	None
Stock	EVERGREEN AVIATION TECHNOLOGIES CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	134,400	0.32	134,400	None
Stock	AIROHA TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	400	238,000	0.27	238,000	None
Stock	CHANG WAH TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,179	94,472	0.23	94,472	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,173	44,990	0.20	44,990	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5	-	0.15	-	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	3	0.02	3	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	713	-	713	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	-	-	-	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	85,242	-	85,242	None
Stock-Preferred Stock	BRAVOTEK CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,050	101,114	-	101,114	None
Stock-Preferred Stock	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,129	116,254	-	116,254	None
Stock-Preferred Stock	SONATUS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	897	121,529	-	121,529	None
Stock-Preferred Stock	HAHOW INC.	-	Financial assets at fair value through profit or loss, noncurrent	151,217	99,181	-	99,181	None
Stock-Preferred Stock	TAISHIN FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,305	56,185	-	56,185	None
Convertible bonds	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	170	16,745	-	16,745	None

62

ATTACHMENT 4 (Securities held as of June 30, 2023) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	EPISIL-PRECISION INC.	-	Financial assets at fair value through profit or loss, noncurrent	50	$4,825	-	$4,825	None
Convertible bonds	ELITE MATERIAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	300	33,750	-	33,750	None
Convertible bonds	GIANT MANUFACTURING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	100	10,480	-	10,480	None
Convertible bonds	GENESYS LOGIC, INC.	-	Financial assets at fair value through profit or loss, noncurrent	20	2,280	-	2,280	None
Convertible bonds	CHANG WAH ELECTROMATERIALS INC.	-	Financial assets at fair value through profit or loss, noncurrent	120	13,296	-	13,296	None
Convertible bonds	YULON MOTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	315	34,744	-	34,744	None
Convertible bonds	GEMTEK TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,300	149,500	-	149,500	None
Convertible bonds	ACBEL POLYTECH INC.	-	Financial assets at fair value through profit or loss, noncurrent	300	31,680	-	31,680	None
Convertible bonds	MARKETECH INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	70	7,560	-	7,560	None
Convertible bonds	TOPCO SCIENTIFIC CO.,LTD.	-	Financial assets at fair value through profit or loss, noncurrent	200	21,060	-	21,060	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	418,950	7.00	418,950	None

TLC CAPITAL CO., LTD.

				June 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$216,016	18.18	$216,016	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	130,971	13.99	130,971	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	13	351,353	13.16	351,353	None
Stock	ARTERY TECHNOLOGY CORP.	Associate	Financial assets at fair value through profit or loss, noncurrent	5,112	112,668	9.99	112,668	None
Fund	EVERYI CAPITAL ASIA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	126,061	7.14	126,061	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	14,892	4.91	14,892	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	221,947	4.24	221,947	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,321	35,905	3.53	35,905	None
Stock	WELLYSUN INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	13,650	2.20	13,650	None
Stock	ISENTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	503	60,326	1.66	60,326	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,387	9,569	1.18	9,569	None

63

ATTACHMENT 4 (Securities held as of June 30, 2023) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,070	$126,809	1.00	$126,809	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	467,285	0.77	467,285	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	185,535	0.64	185,535	None
Stock	POWTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.46	-	None
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	550	96,525	0.42	96,525	None
Convertible bonds	ALL COSMOS BIO-TECH HOLDING CORP.	-	Financial assets at fair value through profit or loss, noncurrent	200	19,820	-	19,820	None
Capital-Preferred stock	CHIPBETTER MICROELECTRONICS INC.(formerly GUANGXI CHIPBETTER MICROELECTRONICS INC.)	-	Financial assets at fair value through profit or loss, noncurrent	672	75,060	-	75,060	None
Capital-Preferred stock	CANAANTEK CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	190	55,855	-	55,855	None
Capital-Preferred stock	HEFEI TBSTEST TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	168	30,330	-	30,330	None
Capital-Preferred stock	LINSI MICROELECTRONICS (SHENZHEN) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	459	33,247	-	33,247	None
Capital-Preferred stock	WUHAN JIMU INTELLIGENT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	41	24,334	-	24,334	None
Capital-Preferred stock	ZHEJIANG SAXUM SEMICONDUCTOR TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	280	34,661	-	34,661	None
Capital-Preferred stock	NINGBO JSAB SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	115	56,872	-	56,872	None
Capital-Preferred stock	MZ OPTOELECTRONIC TECHNOLOGY (SHANGHAI) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	118	25,542	-	25,542	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685	415	-	415	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377	-	-	-	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332	-	-	-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519	-	-	-	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279	-	-	-	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50,767	213,014	-	213,014	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000	62,160	-	62,160	None
Stock-Preferred stock	SILC TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,393	65,846	-	65,846	None
Stock-Preferred stock	SINO APPLIED TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	855	13,986	-	13,986	None
Stock-Preferred stock	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	249	38,330	-	38,330	None
Stock-Preferred stock	XMEMS LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,494	124,368	-	124,368	None
Simple Agreement for Future Equity	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	-	62,160	-	62,160	None

64

ATTACHMENT 4 (Securities held as of June 30, 2023) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				June 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,256	14.33	USD	2,256	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	19,308	11.47	USD	19,308	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	21,962	8.87	USD	21,962	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,594	USD	11,971	7.76	USD	11,971	None
Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,731	6.44	USD	2,731	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,766	5.03	USD	6,766	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	4,290	4.53	USD	4,290	None
Stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	454		-	4.43		-	None
Fund	GROVE VENTURES II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,055	3.25	USD	3,055	None
Fund	GROVE VENTURES III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	843	2.17	USD	843	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	14,679	1.76	USD	14,679	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	9,948	1.69	USD	9,948	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	237	USD	8	1.39	USD	8	None
Fund	SIERRA VENTURES XII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,155	1.38	USD	3,155	None
Stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	374	USD	261	0.91	USD	261	None
Stock	APPIER GROUP INC.	-	Financial assets at fair value through profit or loss, noncurrent	320	USD	3,840	0.32	USD	3,840	None
Stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	377	USD	6	0.29	USD	6	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	527	-	USD	527	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349		-	-		-	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,520	USD	4,579	-	USD	4,579	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	614		-	-		-	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30,075	USD	8,188	-	USD	8,188	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	4,129	-	USD	4,129	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	1,785	-	USD	1,785	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None

65

ATTACHMENT 4 (Securities held as of June 30, 2023) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				June 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	4,303	-	USD	4,303	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	533	USD	1,975	-	USD	1,975	None
Stock-Preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,864	USD	1,642	-	USD	1,642	None
Stock-Preferred stock	A.A.A TARANIS VISUAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	490	USD	5,289	-	USD	5,289	None
Stock-Preferred stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	333	USD	1,187	-	USD	1,187	None
Stock-Preferred stock	HYPERLIGHT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	249	USD	2,058	-	USD	2,058	None
Stock-Preferred stock	AMMAX BIO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	493	USD	562	-	USD	562	None
Stock-Preferred stock	CLEARMIND BIOMEDICAL, INC.	-	Financial assets at fair value through profit or loss, noncurrent	400	USD	1,000	-	USD	1,000	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-		-	-		-	None
Simple Agreement for Future Equity	DREAMBIG SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,000	-	USD	3,000	None

TERA ENERGY DEVELOPMENT CO., LTD.

				June 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	357		$6,283	1.18		$6,283	None

SINO PARAGON LIMITED

				June 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$83,079	11.13		$83,079	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		42,888	5.00		42,888	None

66

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2023)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount
Stock	KING YUAN ELECTRONICS CO., LTD.	Financial assets at fair value through profit or loss, current	-	-	2,675	$96,835	-	$-	2,675	$148,886	$148,886	$- (Note 1)	-	$-
Stock	KING YUAN ELECTRONICS CO., LTD.	Financial assets at fair value through profit or loss, noncurrent	-	-	20,483	741,474	-	-	15,468	878,905	878,905	- (Note 2)	5,015	285,838

Note 1:	Gain (loss) on valuation of financial assets at fair value through profit or loss, current during the period from January 1, 2023 to the date of disposal was NT$52 million.
Note 2:	Gain (loss) on valuation of financial assets at fair value through profit or loss, noncurrent during the period from January 1, 2023 to the date of disposal was NT$319 million.

67

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2023)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
Fab	2023.01.01 - 2023.03.20	$915,920	By the construction progress	GANG-WEI CONSTRUCTION CO., LTD.	Third party	N/A	N/A	N/A	N/A	Negotiation	Manufacturing purpose	None
Fab	2023.03.29 - 2023.03.30	1,395,334	By the construction progress	L&K ENGINEERING CO., LTD. (SINGAPORE BRANCH)	Third party	N/A	N/A	N/A	N/A	Negotiation	Manufacturing purpose	None

68

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2023)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments

None

69

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2023)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Subsidiary	Sales		$32,016,732	38%	Net 60 days	N/A	N/A		$6,106,380	28%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		640,222	1%	Month-end 60 days	N/A	N/A		234,870	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		559,371	1%	Net 30 days	N/A	N/A		8,305	0%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Subsidiary	Sales		185,026	0%	Net 30 days	N/A	N/A		5,340	0%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Purchases		129,485	0%	Net 30 days or 45 days	N/A	N/A		913	0%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,028,708	90%	Net 60 days	N/A	N/A	USD	195,255	86%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	65,637	6%	Net 60 days	N/A	N/A	USD	14,526	6%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	32,912	3%	Net 60 days	N/A	N/A	USD	11,771	5%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	7,663	1%	Net 60 days	N/A	N/A	USD	1,624	1%
WAVETEK MICROELECTRONICS CORPORATION	Associate	Purchases	USD	6,709	0%	Net 60 days	N/A	N/A	USD	1,596	1%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales	JPY	9,151,892	21%	Net 60 days	N/A	N/A	JPY	2,243,807	13%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales	RMB	228,814	9%	Net 60 days	N/A	N/A	RMB	85,012	11%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	139,356	5%	Month-end 60 days	N/A	N/A	RMB	63,572	8%
UNITED MICROELECTRONICS CORPORATION	The ultimate parent of the Company	Sales	RMB	28,314	1%	Net 30 days or 45 days	N/A	N/A	RMB	296	0%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales	RMB	27,146	1%	Month-end 30 days	N/A	N/A	RMB	9,762	1%

70

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2023)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales		$215,646	21%	Net 60 days	N/A	N/A		$55,969	32%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales	RMB	54,807	5%	Net 60 days	N/A	N/A	RMB	11,809	4%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Subsidiary	Sales	RMB	23,555	2%	Month-end 30 days	N/A	N/A	RMB	2,204	1%

UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Parent company	Purchases	RMB	23,443	47%	Month-end 30 days	N/A	N/A	RMB	2,204	43%

71

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2023)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

UMC GROUP (USA)	Subsidiary	$-		$6,106,380	$12		$6,106,392	8.20	$576	Collection in subsequent period		$3,878,132		$8,579
FARADAY TECHNOLOGY CORPORATION	Associate	-		234,870	171,201		406,071	5.11	1,691	Collection in subsequent period		208,283		174

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

UMC GROUP (USA)	Associate	JPY -	JPY	2,243,807	JPY -	JPY	2,243,807	6.69	JPY -	-	JPY	1,253,216	JPY	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

UMC GROUP (USA)	Associate	RMB -	RMB	85,012	RMB -	RMB	85,012	5.87	RMB -	-	RMB	42,680	RMB	43
FARADAY TECHNOLOGY CORPORATION	Associate	RMB -	RMB	63,572	RMB -	RMB	63,572	5.42	RMB -	-	RMB	-	RMB	32

72

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2023) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2023			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,940,052	$(116,558)	$(116,558)
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	157,320	3,540	3,540
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	5,157,673	(119,849)	(119,849)
GREEN EARTH LIMITED	Samoa	Investment holding	USD	977,000	USD	977,000	977,000	100.00	3,206,637	682,854	682,854
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	460,109	100.00	4,759,976	(198,307)	(198,307)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	44,145	1,250	1,250
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	537,351	100.00	7,255,936	877,820	877,820
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	23,264	152	152
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	791,578	30,997	30,997
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	128,800	1,782	1,782
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	30,370,024	1,931,660	1,931,660
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	24,735,413	1,919,867	1,919,867
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	79.48	1,276,336	(20,701)	(16,456)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(4,509)	-
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	534,765	240,287	100,920
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		2,055,986		2,342,800	286,734	40.00	2,307,471	1,474,482	589,793
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		326,641		336,241	1,167,463	36.49	11,320,382	5,718,366	2,086,516
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	138,000	26.78	8,804,920	888,119	237,796
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,875,560	911,890	125,622
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,775,835		2,438,565	198,878	13.05	14,659,189	5,821,634	760,203

73

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2023) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2023				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	7,800	99.01		$108,915		$8,718		$8,632
PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	40.00		11,100		1,539		616
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		92,540		1,608		(1,982)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.64		10,999		(20,701)		(133)
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		-		-	-	-		-		5,821,634		4,096

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2023				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$12,863		$3,531		$3,531
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00		226,970		33,540		13,416
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	23.98		-		(8,882)		20

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2023				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,853	USD	3,873	-	10.38	USD	3,374	USD	22,491	USD	1,869

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2023				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	750	USD	750	750	100.00		$46,262		$1,339		$1,339

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2023				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,650	USD	1,650	1,650	100.00		$2,966		$(44)		$(44)

74

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2023) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2023			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00	$2,966	$(7)	$(7)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2023			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$30,404,888	$1,933,691	$1,933,691

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2023			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$30,404,888	$1,933,691	$1,933,691

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2023			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	$41,398	$76	$76
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	731,920	30,668	30,668

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2023			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman Islands	Investment holding	USD	974,050	USD	974,050	974,050	100.00	$3,178,394	$681,988	$681,988

75

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2023)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2023		Investment flows		Accumulated outflow of investment from Taiwan as of June 30, 2023				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of June 30, 2023		Accumulated inward remittance of earnings as of June 30, 2023
							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$24,864 800)	(ii)SOARING CAPITAL CORP.	(USD	$24,864 800)	$-	$-	(USD	$24,864 800)		$3,529	100.00%		$3,529 (iii)		$12,759		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	23,310 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	23,310 750)	-	-	(USD	23,310 750)		1,341	100.00%		1,341 (iii)		45,897	(USD	136,503 4,392)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,610,720 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	629,370 20,250)	-	-	(USD	629,370 20,250)	(RMB	1,226 288)	25.14%	(RMB	307 72) (ii)	(RMB	89,274 20,971)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	13,389,517 3,145,294)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	9,606,890 309,102)	-	-	(USD	9,606,890 309,102)	(RMB	1,842,519 432,821)	99.9985% (Note 4)	(RMB	1,842,489 432,814) (ii)	(RMB	29,643,977 6,963,584)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	127,710 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	121,184 28,467)	99.9985%	(RMB	121,184 28,467) (iii)	(RMB	889,219 208,884)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	68,954,009 16,197,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	29,991,143 964,966) (Note 5)	-	-	(USD	29,991,143 964,966) (Note 5)	(RMB	1,617,622 379,991)	72.73%	(RMB	1,171,995 275,310) (ii)	(RMB	24,012,319 5,640,667)		-

Accumulated investment in Mainland China as of June 30, 2023		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$40,275,577 (USD 1,295,868)			$90,483,608 (USD 2,911,313)			$195,927,118

Note 1 :	The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
(i) The financial statements were reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were reviewed by the auditors of the parent company.
(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand. As of June 30, 2023, the amount of investment has been all remitted.
Note 5 :	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 2,505,944 thousand. As of June 30, 2023, the amount of investment USD 783,595 thousand has not yet been remitted.

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ATTACHMENT 12 (Information of major shareholders as of June 30, 2023)

UNITED MICROELECTRONICS CORPORATION
Name	Number of shares	Percentage of ownership (%)

JPMorgan Chase Bank, N.A. acting in its capacity as depositary and representative to the holders of ADRs	650,379,435	5.20

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